SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of November 2003
                             -----------------------

                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated November 18, 2003.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ELBIT MEDICAL IMAGING LTD.
                                              (Registrant)


                                              By: /s/ Shimon Yitzhaki
                                                  ------------------------------
                                                  Name:  Shimon Yitzhaki
                                                  Title:  President

Dated:  November 19, 2003

                                  EXHIBIT INDEX
                                  -------------


    Exhibit No.            Description
    -----------            -----------

        1.                 Press release dated November 18, 2003.

                                    EXHIBIT 1
                                    ---------

Elbit  Medical  Imaging Ltd.  Announces  Sale by Elscint  Subsidiary  Of Its 16%
--------------------------------------------------------------------------------
Interest in Portfolio Company
-----------------------------

Tuesday November 18, 2:53 pm ET

TEL AVIV, Israel, Nov. 18 /PRNewswire-FirstCall/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News; "EMI") announced today that it has been advised by its subsidiary company, Elscint Limited (NYSE: ELT - News), in which EMI holds approximately 59% ("Elscint"), that, within the framework of an agreement dated November 17, 2003 for the sale of 100% of the outstanding shares of an Israeli private company (which is engaged in the design, manufacture, sale and service of Web enabled advanced solutions for medical imaging in health care facilities), Elscint has sold all the shares and rights held by it in the said company (approximately 16%, fully diluted) to an unrelated third party.

The closing of the transaction is expected to take place prior to the end of the current year.
As a consequence of the forgoing transaction, Elscint will record a capital gain (before tax) of approximately $6 million in the fourth quarter of 2003. EMI's share in this gain (net, after minority interests) is approximately $3.6 million.

About Elbit Medical Imaging
---------------------------

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: the Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; the image guided treatment through InSightec; and the venture capital investments in the biotechnology and communication business.


Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.